April 24, 2009

Franklin Wyman

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

RE:	United Insurance Holdings Corp. Item 4.01 Form 8-K Filed: April 22, 2009 File No. 000-52833

Dear Mr. Wyman:

On behalf of United Insurance Holdings Corp.(“United”, the “Company”, “we”), we are electronically transmitting hereunder a copy of Amendment No. 1 (“Amendment No. 1”) to the Current Report on Form 8-K (the “Form 8-K”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 22, 2009 (File No. 000-52833), together with this letter.

This letter responds to the Staff’s comment set forth in a letter dated April 23, 2009 with respect to the Form 8-K which was filed in connection with the Company’s change in Certifying Accountant. A marked courtesy copy of this filing is being sent via overnight delivery to your attention. For your convenience, the full text of the Staff’s comments is set forth below in bold, and the Company’s response to such comment directly follows the applicable text.

Form 8-K filed on April 22, 2009

1.	Please amend your Form 8-K to cover the interim period from the date of your last audited financial statements through the date when you dismissed your independent registered public accounting firm. Refer to Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response:

We have amended our Form 8-K to clarify that the Company had no disagreements (as described in Item 304(a)(1)(iv) of Regulation S-K) with its former independent registered public accounting firm and no reportable events occurred (as defined in Item 304(a)(1)(v) of Regulation S-K) during the period beginning on December 31, 2008 and ending on April 20, 2009, the date that we dismissed such independent public accounting firm. We have included an updated letter from our former auditor addressing the revised disclosure as an exhibit to our Form 8-K/A.

In connection with the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings:
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned or our counsel, Carolyn T. Long, Esq., Foley & Lardner LLP, 100 N. Tampa Street, Suite 2700, Tampa, FL 33602; telephone (813) 225-4177, facsimile (813) 221-4210

Very truly yours,

By:	/s/ Nicholas W. Griffin
Nicholas W. Griffin Chief Financial Officer

cc:     Carolyn T. Long, Esq.